CLECO POWER LLC	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges (Unaudited)
							FOR THE YEAR ENDED DEC. 31,
(THOUSANDS, EXCEPT RATIOS)	2016		2015		2014		2013		2012
Net income	$39,128		$141,350		$154,316		$150,410		$146,848
Income tax expense	18,369		79,294		76,974		79,381		68,133
Total fixed charges (from below)	78,442		78,364		77,230		85,103		84,901
Total earnings	$135,939		$299,008		$308,520		$314,894		$299,882
Fixed charges
Interest	$74,450		$74,394		$73,140		$80,905		$79,975
Amortization of debt expense, premium, net	3,289		3,052		3,113		3,088		2,819
Portion of rentals representative of an interest factor**	508		572		489		488		489
Interest of capitalized lease	195		346		488		622		1,618
Total fixed charges	$78,442		$78,364		$77,230		$85,103		$84,901
Ratio of earnings to fixed charges	1.73	x	3.82	x	3.99	x	3.70	x	3.53	x
**Interest portion of rental expense is estimated to equal 11% of such expense, which is considered a reasonable approximation of the interest factor.